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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                              WHITTAKER CORPORATION
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   966680-40-7
                                 (CUSIP Number)


                                 Thomas D. Hyde
                                Raytheon Company
                                141 Spring Street
                               Lexington, MA 02173
                                  781-862-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 10, 1998
             (Date of Event Which Requires Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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                                  SCHEDULE 13D

CUSIP NO.         966680-40-7


1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raytheon Company
         95-1778500

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) /   /                              (b) /   /

3        SEC USE ONLY

4        SOURCE OF FUNDS
         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)   /   /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                               7    SOLE VOTING POWER
                                    NONE
NUMBER OF
SHARES                         8    SHARED VOTING POWER
BENEFICIALLY                        NONE
OWNED BY
EACH                           9    SOLE DISPOSITIVE POWER
REPORTING                           NONE
PERSON
WITH                          10    SHARED DISPOSITIVE POWER
                                    NONE

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /   /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON
         CO
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                         AMENDMENT NO. 1 TO SCHEDULE 13D


          The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share, of Whittaker Corporation, a Delaware corporation ("Whittaker"), as previously filed by Raytheon Company, a Delaware corporation ("Raytheon"), is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.

Ttem 1.   Security and Issuer.

          See the Schedule 13D.

Item 2.   Identity and Background.

          See the Schedule 13D.

Item 3.   Source and Amounts of Funds or Other Consideration.

          Not Applicable.

Item 4.   Purpose of Transaction.

          Not Applicable

Item 5.   Interest in Securities of the Issuer.

          On June 12, 1998, Raytheon sold 1,974,333 shares of Whittaker common stock to Canpartners Investments IV, LLC ("Canpartners") on behalf of its affiliated managed accounts pursuant to the terms and conditions of a certain letter agreement dated June 10, 1998 between Raytheon and Canpartners. A copy of the letter agreement is filed as an exhibit hereto. As a result of such sale, Raytheon is no longer the beneficial owner of any shares of Whittaker common stock and thus Raytheon's filing obligations under Rule 13-d are terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not Applicable.

Item 7.    Material to be Filed as Exhibits.

          1. Letter Agreement dated June 10, 1998 by and between Raytheon and Canpartners.
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                        Raytheon Company

                                         /s/ Thomas D. Hyde
                                      By:    Thomas D. Hyde
                                      Senior Vice President and General Counsel
June 12, 1998